Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the HCA Healthcare, Inc. 2023 Employee Stock Purchase Plan of our report dated February 17, 2023, except for Note 13, as to which the date is May 26, 2023, with respect to the consolidated financial statements of HCA Healthcare, Inc. included in its Current Report on Form 8-K dated May 26, 2023, and our report dated February 17, 2023, with respect to the effectiveness of internal control over financial reporting of HCA Healthcare, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2022, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

August 28, 2023